TOP SHIPS INC.
1 Vas. Sofias and Meg. Alexandrou Str
15124 Maroussi
Greece
Telephone: +(30) 210-8128180

September 10, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	TOP Ships Inc.
Registration Statement on Form F-1 (File No. 333-232851)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on July 26, 2019, as thereafter amended, be accelerated so that it will be made effective at 9:10 a.m. Eastern Time on Wednesday, September 11, 2019, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

TOP SHIPS INC.

By:	/s/ Evangelos J. Pistiolis
Name: Evangelos J. Pistiolis
Title: Chief Executive Officer

September 10, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:Theresa Brillant

Re:	TOP Ships Inc. Registration Statement on Form F-1, as amended (File No. 333-232851)

Ladies and Gentlemen:

As the underwriter of the proposed offering of TOP Ships Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:10 a.m., Eastern Time, on September 11, 2019, or as soon thereafter as is practicable.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Head of Investment Banking, Executive Managing Director